File No.  70-09517

    As filed with the Securities and Exchange Commission on December 15, 1999

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        FORM U-1 APPLICATION-DECLARATION
     -----------------------------------------------------------------------

                                 AMENDMENT NO. 3
                                       TO
                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
     ----------------------------------------------------------------------

         Dominion Resources, Inc.   Consolidated Natural Gas
         120 Tredegar Street           Company
         Richmond, VA 23219         CNG Tower, 625 Liberty Avenue
                                    Pittsburgh, PA 15222

                   (Name of company filing this statement and
                     address of principal executive offices)
      --------------------------------------------------------------------

         Dominion Resources, Inc.   Consolidated Natural Gas
                                       Company

                     (Name of top registered holding company
                     parent of each applicant or declarant)
     ----------------------------------------------------------------------

         James F.  Stutts           Stephen E.  Williams
         Vice President and         Senior Vice President and
           General Counsel            General Counsel
         Dominion Resources, Inc.   Consolidated Natural Gas
         120 Tredegar Street          Company
         Richmond, VA 23219         CNG Tower, 625 Liberty Avenue
                                    Pittsburgh, PA 15222

                     (Name and address of agent for service)
       -------------------------------------------------------------------

                    The Commission is also requested to send
                 copies of any communication in connection with
                                 this matter to:

                            Norbert F. Chandler, Esq.
                     General Attorney & Assistant Secretary
                        Consolidated Natural Gas Company
                          CNG Tower, 625 Liberty Street
                              Pittsburgh, PA 15222





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                             APPLICATION-DECLARATION
                                      UNDER
                 SECTIONS 6(a), 7, 9(a), 10, 11(b)(2), 32 and 33
                                       AND
                               RULES 42, 53 and 54
                                       OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                 FOR APPROVAL OF
                             ISSUANCE OF SECURITIES
                                       AND
                                 RELATED MATTERS


                                TABLE OF CONTENTS
                                                                            Page

Item 1.  Description of Proposed Transactions..................................1

         A.  Introduction and General Request..................................1

         B.  Issuance of  Securities; Incurrence of Indebtedness; Provision of
             Guarantees and other Credit Support...............................3

             1.  DRI and its Subsidiaries other than Virginia Power and its Subsidiaries..............................................7

             2.  Virginia Power and its Subsidiaries..........................18

             3.  CNG and its Subsidiaries.....................................19

         C.  Dominion Direct Investment, Incentive Compensation Plans and other
             Employee Benefit Plans...........................................25

             1.  Dominion Direct Investment...................................25

             2.  Incentive Compensation Plans.................................26

             3.  Other Employee Benefit Plans.................................28

Item 2.  Fees, Commissions and Expenses.......................................28

Item 3.  Applicable Statutory Provisions......................................29

         A.  Issuance of Securities; Incurrence of Indebtedness; Provision of
             Guarantees and other Credit Support..............................29


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

                                                                            Page


         B.  Complexity of Capital Structure..................................30

Item 4.  Regulatory Approvals.................................................31

Item 5.  Procedure............................................................31

Item 6.  Exhibits and Financial Statements....................................32

Item 7.  Information as to Environmental Effects..............................35



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                             APPLICATION-DECLARATION
                                      UNDER
                 SECTIONS 6(a), 7, 9(a), 10, 11(b)(2), 32 and 33
                                       AND
                               RULES 42, 53 and 54
                                       OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                 FOR APPROVAL OF
                             ISSUANCE OF SECURITIES
                                       AND
                                 RELATED MATTERS


     Dominion Resources, Inc. and Consolidated Natural Gas Company hereby amend and restate in its entirety their Application-Declaration in File No. 70-09517.

Item 1.  Description of Proposed Transactions.

     A.   Introduction and General Request.

     This Application-Declaration is submitted in connection with the proposed merger of Dominion Resources, Inc., a Virginia corporation and currently a holding company exempt from the registration requirements of the Public Utility Holding Company Act of 1935 (the "1935 Act") pursuant to Section 3(a)(1) thereof and Rule 2 thereunder ("DRI"), and Consolidated Natural Gas Company, a Delaware corporation and a registered holding company under the 1935 Act ("CNG"), pursuant to the Amended and Restated Agreement and Plan of Merger dated as of May 11, 1999 (the "Merger Agreement"). After entering into an initial Agreement and Plan of Merger dated as of February 19, 1999, as amended and restated as of March 31, 1999, the Boards of Directors of DRI and CNG approved a revised structure for their Merger following CNG's receipt of an unsolicited offer from a third party. The companies negotiated a revised merger agreement and entered into the revised merger agreement as of May 11, 1999. In this Application, any references to the Merger Agreement refer to the revised merger agreement entered into as of May 11, 1999 unless otherwise noted.

     The Merger Agreement contemplates a two-step merger transaction. In the first step, a wholly owned subsidiary of DRI ("SPV") will merge (the "First Merger") with and into DRI in a transaction in which DRI will be the surviving corporation. The First Merger and the issuance of shares of DRI common stock to DRI shareholders in connection therewith do not require Commission approval under the 1935 Act. In the second step, CNG will either merge (the "Second Merger") (i) with and into another wholly owned subsidiary of DRI ("CNG Acquisition") in a transaction in which CNG Acquisition will be the surviving corporation (which is the preferred structure for the Second Merger) or (ii) with and into DRI in a transaction in which DRI will be the surviving corporation (the alternative structure for the Second Merger). The Second Merger is the subject of the Application of DRI and CNG on Form U-1 (File No. 70-09477) previously filed with the Commission (the "Merger

Application"), and which is hereby incorporated by reference herein. The First and the Second Merger are each conditioned on the other occurring. The First Merger and the Second Merger are herein together referred to as the "Merger". As a result of the Merger and the other transactions contemplated by the Merger Agreement (collectively, irrespective of the transaction structure actually implemented, the "Transaction"), CNG will cease to exist and either CNG
Acquisition, as the successor in interest to CNG, will become a direct subsidiary of DRI or each of CNG's four public utility subsidiaries will become direct subsidiaries of DRI. As a result of the Merger, CNG's non-utility subsidiaries will each become direct or indirect subsidiaries of CNG Acquisition or DRI, as the case may be. Following completion of the Merger, irrespective of the transaction structure actually implemented, DRI and, if applicable, CNG Acquisition will register as a holding company pursuant to Section 5 of the 1935 Act. A more fulsome description of the Merger and the other transactions contemplated by the Merger Agreement is contained in the Merger Application.

     This Application-Declaration seeks authorization and approval of the Commission with respect to the financing arrangements, ongoing financing activities and other matters pertaining to, DRI and CNG and their subsidiaries after giving effect to the Merger and the registration of DRI as a holding company. Specifically, this Application-Declaration seeks authorization and approval of the Commission:

     (i)  under Sections 6(a) and 7:

               (1) for DRI to issue common stock of DRI to shareholders of CNG in connection with the Second Merger;

               (2) for DRI to maintain in effect and to amend, renew, extend and/or replace its existing universal shelf registration under the Securities Act of 1933 up to the aggregate dollar amount specified below and, pursuant to such shelf registration, to issue additional equity, preferred and/or debt securities for general corporate purposes for the period from and after the Merger through December 31, 2002 (the "Authorization Date");

               (3) for DRI and its subsidiaries, including CNG, to maintain in effect for the period from and after the Merger through the Authorization Date, all existing credit facilities and financing arrangements and to maintain outstanding all indebtedness and similar obligations created thereunder as of the date of the closing of the Merger (including, without limitation, any such facilities, financing arrangements, indebtedness or similar obligations incurred in connection with or to finance the Merger) and to amend, renew, extend and/or replace any of such credit facilities, financing arrangements, indebtedness or similar obligations up to the aggregate dollar amounts specified below, provided that no such amendment, renewal, extension and/or replacement which is effected following completion of the Merger shall provide for an increase in the aggregate amount of indebtedness to be incurred or for a final maturity date relating to such indebtedness which occurs after the Authorization Date unless


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          the Commission  shall otherwise  approve or such  amendment,  renewal, extension and/or replacement shall not require Commission approval under applicable provisions of the 1935 Act and rules and regulations promulgated thereunder; and

               (4) for DRI and its subsidiaries, including CNG, to incur additional indebtedness and similar obligations including, without limitation, guarantees and other credit support in the amounts and on the terms described below;

          (ii) under Sections 9(a), 10, 32 and 33 and Rules 53 and 54 for DRI and CNG to make additional investments in non-utility businesses consistent with the business plans of DRI and CNG including in exempt wholesale generators within the meaning of Section 32 of the Act ("EWGs") and foreign utility companies within the meaning of Section 34 of the Act ("FUCOs") all as more specifically described below;

          (iii) under Sections 6(a) and 7 for the issuance by DRI of up to 45.5 million shares of common stock under dividend reinvestment and stock-based management incentive and employee benefit plans all as more specifically described below; and

          (iv) under other sections of the 1935 Act and applicable rules and regulations of the Commission promulgated thereunder with respect to the related matters described in this Application-Declaration.

     B. Issuance of Securities; Incurrence of Indebtedness; Provision of Guarantees and other Credit Support.

     DRI is and, prior to the closing of the Second Merger DRI will continue to be, a holding company exempt from the registration requirements of the 1935 Act pursuant to Rule 2 promulgated thereunder and, thus, is not now, and until the closing of the Second Merger will not be, subject to Sections 6(a) and 7 of the 1935 Act. CNG now is, and following completion of the Second Merger, CNG Acquisition will be, a registered holding company subject to the provisions of Sections 6(a) and 7 of the 1935 Act.

     Shareholders of DRI will, in connection with the First Merger, be given the option to receive either $43.00 in cash or 1 share of DRI common stock in exchange for each share of DRI common stock held, subject to limitations on the aggregate amount of cash that may be distributed in connection with the First Merger. The First Merger, the exchange of DRI common stock thereby contemplated and any incurrence of indebtedness to obtain cash necessary to make any payments to DRI shareholders in exchange for their shares of DRI common stock in connection with the First Merger do not require Commission approval under the 1935 Act. DRI will, in connection with the Second Merger, be incurring indebtedness and will also be issuing common stock to shareholders of CNG. Indebtedness will be incurred to finance cash payments to DRI shareholders in connection with the First Merger and to finance the cash component of the Merger consideration to be paid to CNG shareholders in connection with the Second Merger. DRI anticipates that such cash will initially be obtained through the


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



issuance of commercial paper under an expanded DRI commercial paper program backed by a combination of short-term and long-term credit facilities similar to the types of credit facilities that DRI currently has in place and other short-term credit facilities. The effective cost of this short-term financing to DRI will not exceed 250 basis points over the London Interbank Offered Rate (LIBOR).

     After closing of the Merger, DRI anticipates replacing a significant portion of the commercial paper program (and some or all of the initial short-term acquisition financing) with proceeds from (i) the issuance of debt, preferred and/or convertible securities, (ii) the timely divestiture of DRI's financial services subsidiary, Dominion Capital, Inc. and (iii) the sale of other non-core assets which do not support the combined company's MAIN to Maine strategy. DRI common stock to be issued to CNG Shareholders in connection with the Second Merger has been registered on Form S-4 under the Securities Act of 1933. The DRI common stock to be issued in connection with the Transaction is described in DRI's Registration Statement on Form S-4 under the Securities Act of 1933 (Registration No. 333-75669) which, as amended, was declared effective by the Commission in May 1999. Such Registration Statement is hereby incorporated by reference herein. DRI's acquisition capital structure will approximate 30% common equity and 70% debt and convertible securities. As a result of the acquisition financing, DRI's consolidated capital structure will approximate 60-65% debt securities, 5-10% preferred securities and 30-35% common equity. Appendix A hereto contains the unaudited pro forma combined consolidated balance sheet of DRI and and its subsidiary companies showing the reported condition of DRI as at September 30, 1999 for the twelve month period then ended, the reported condition for CNG as at September 30, 1999 for the twelve month period then ended, the pro forma adjustments necessary to account for the Merger and the pro forma balance sheet for the combined company as at September 30, 1999 for the same period.

     Table No. 1 below sets forth a summary of the historical capital structures of DRI and CNG as at September 30, 1999, and the pro forma consolidated capital structure of DRI, as the parent holding company of the combined DRI-CNG system, as at September 30, 1999.

                                   Table No. 1

                    DRI and CNG Historical Capital Structures
             (Dollar amounts in millions) (as reported) (unaudited)

                               DRI         % of Total       CNG      % of Total

Common Equity                  $5,005          35.0%       $2,353        50.1%
Preferred Securities              894           6.2%                      0.0%
Debt (inc. short term)          8,406          58.8%        2,344        49.9%

         Total:                $14,305        100.0%       $4,697       100.0%




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                  DRI Pro Forma Consolidated Capital Structure
                    (Dollar amounts in millions) (unaudited)

                                    Amount                    % of Total

Common Equity                      $7,608                        33.0%
Preferred Securities                  894                         3.9%
Debt (inc. short term)             14,537                        63.1%

         Total:                   $23,039                       100.0%

     DRI anticipates improving its consolidated capital structure by significantly reducing debt levels through cash generated by the asset divestitures described above, issuance of preferred and/or convertible securities and from cash flow from operations. Specifically, in refinancing the approximately $4.5 billion required for the cash portion of the Merger Consideration, DRI anticipates that it will use up to $1.6 billion in proceeds from asset sales to pay down short-term debt incurred and will issue up to $600 million in equity securities or securities convertible into equity securities.1 The balance of the refinancing will be using debt securities with a maturity not to exceed 50 years and interest rates not in excess of 500 basis points over the comparable term LIBOR. DRI will register its equity, preferred and debt securities on a new universal shelf registration statement to be filed under the Securities Act of 1933. Apart from DRI common stock issued to CNG shareholders in connection with the Merger which is registered in DRI's Registration Statement on Form S-4 (Registration No. 333-75669), additional securities issued to finance the Merger will, to the extent that registration under the Securities Act of 1933 is required, be issued under this new universal shelf registration.

     Aside from the financing required in connection with the Merger, DRI, has, consistent with applicable law and DRI's normal business practice and in order to make reasonable provision for the anticipated financing needs of itself and its subsidiaries, caused to be established a universal shelf registration with respect to DRI equity, preferred and debt securities and has entered into a number of credit facilities with outside lenders, issued debt securities and guaranteed or otherwise supported the obligations of its non-utility subsidiaries. The existing universal shelf registration statement and these credit facilities and other financing arrangements are described in further detail in this Item 1, Section B.1 below.

     DRI's sole public utility subsidiary, Virginia Electric and Power Company, a Virginia corporation ("Virginia Power"), finances its and its subsidiaries' operations on a stand-alone basis through the issuance of preferred stock, bonds and commercial paper and in compliance with applicable legal and regulatory requirements of the states of Virginia and North Carolina, the states in which Virginia Power carries on its regulated utility operations,

--------
     1 Convertible securities can be issued at a lower cost of funds to DRI than straight equity while obtaining some equity credit from rating agencies.


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except  that  one  of  Virginia  Power's  subsidiaries,  Virginia  Power  Energy
Marketing, Inc., also receives credit support from DRI in the form of a $200 million guarantee in connection with gas hedging/purchasing. These financing arrangements are described in this Item 1, Section B.2 below. Each of these existing financings and credit support arrangements would have been permitted without prior Commission approval pursuant to Rule 52 if at the time such financings and credit support arrangements were entered into DRI had been a registered holding company under the 1935 Act with two exceptions: (i) the DRI guarantee referred to above and (ii) certain short-term financing which, under applicable Virginia law, Virginia Power is permitted to incur without prior approval of the Virginia State Corporation Commission (the "VSCC"). DRI and Virginia Power anticipate further securities issuances by Virginia Power after completion of the Merger. All such further securities issuances will be effected in compliance with applicable law, including the 1935 Act and Rule 52.

     CNG has, consistent with applicable law, including the 1935 Act, and CNG's normal business practice and in order to make reasonable provision for the anticipated financing needs of itself and its subsidiaries, entered into both external and intrasystem financing arrangements and guaranteed or otherwise supported the obligations of its subsidiaries, both utility and non-utility. These financing arrangements are described in this Item 1, Section B.3 below. The Commission has expressly approved these financing arrangements by CNG pursuant to the 1935 Act except when applicable rules of the Commission permit such arrangements to be entered into without prior Commission authorization.

     In entering into the Merger Agreement and seeking to combine their companies, both DRI and CNG recognize that successful integration of their operations and activities cannot be achieved overnight. DRI and CNG have established a Transition Team to oversee the process of integrating their companies but, for both practical and legal reasons, this integration cannot be fully implemented until after the receipt of required shareholder and regulatory approvals and the actual closing of the Second Merger. Moreover, any requirement that might be imposed on DRI to the effect that, upon closing of the Second Merger, DRI and its subsidiaries must replace their existing financing and credit arrangements with new financing and credit arrangements typical of those historically employed by existing registered electric systems would (i) impose substantial economic costs on the companies and (ii) cause substantial disruption to their ongoing business activities as the companies, their investors and the financial markets seek to understand such new arrangements. Such a requirement would, in view of ongoing liberalization of the 1935 Act regulation generally applicable to financings by registered holding companies, undermine the interests of the companies and the interests of their investors and consumers and would, therefore, be detrimental to the public interest and the interests of investors and consumers. Thus, for a period of time following the closing of the Merger, DRI and CNG and their respective subsidiaries are seeking to maintain their existing financing arrangements and other commitments and to continue to carry on their newly combined business without undue interruption. Consequently, DRI and CNG request that the Commission authorize DRI and CNG and their subsidiaries, through the Authorization Date, to continue to finance their operations in the same manner as prior to closing of the Merger all as more specifically described herein. In that connection, DRI commits that from


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and after the Merger and for the period through the  Authorization  Date DRI, as the registered holding company parent of the combined consolidated DRI-CNG system, will maintain and will cause each of its public utility subsidiaries to maintain at least 30% common equity in its respective capital structure. Appendix A hereto illustrates that on a pro forma basis as at September 30, 1999, DRI would, after giving effect to the Merger, have 33% common equity in its capital structure. Appendix B hereto illustrates that each public utility subsidiary of the combined company would have had in excess of 30% common equity in its capital structure at September 30, 1999.

          1. DRI and its Subsidiaries other than Virginia Power and its Subsidiaries.

     DRI 's existing universal shelf registration filed with the Commission on September 12, 1997 (Registration No. 333-35501) covers equity, preferred and debt securities and allows DRI to issue any one or more of the foregoing types of securities singly or in combination, provided that the aggregate principal amount of proceeds of securities issuances that may be obtained pursuant to such securities issuances under the universal shelf registration does not exceed $950,000,000. As of the date of this Application-Declaration, DRI issued common stock pursuant to the universal shelf registration and derived $275,000,000 of proceeds from such issuance.

     Following completion of the Merger, DRI proposes to maintain in effect its existing universal shelf registration as in effect at the time of the Merger and to amend, renew, extend or replace such universal shelf registration as necessary. DRI further proposes to continue to issue equity, preferred and/or debt securities pursuant to its universal shelf registration and/or any amendment, renewal, extension or replacement thereof and may issue securities thereunder for the purpose of refinancing indebtedness incurred to finance the cash component of the consideration to be paid to DRI shareholders in connection with the First Merger and to CNG shareholders in connection with the Second Merger. Accordingly, DRI hereby requests authorization, from and after the Merger and continuing through the period ending on the Authorization Date, to issue equity, preferred and/or debt securities, singly or in combination, pursuant to such existing universal shelf registration and/or any amendment, renewal, extension or replacement thereof so long as the aggregate principal amount of proceeds of securities issuances that may be thereby obtained does not exceed $1,500,000,000. The dividends payable on preferred stock and the interest rate and maturity of debt securities which may be issued pursuant to this authorization will be determined at the time of issuance and will not exceed those generally obtainable at the time of issuance for securities having the same or reasonably similar maturities, terms, conditions and features issued by utility companies or utility holding companies of reasonably comparable credit quality; provided, however, that in any event the cost of money in respect of such securities shall not exceed 500 basis points over LIBOR. Disclosure of information relating to any such securities issuances in any fiscal quarter of DRI, for 1935 Act reporting requirements, will be made to the Commission pursuant to Rule 24, within 60 days following the end of the fiscal quarter in which the issuance occurs.



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     DRI also maintains in effect the following  additional  separate credit and financing facilities:

     (i) DRI sells its commercial paper in regional and national markets. Proceeds of commercial paper issuances are used for general corporate purposes and are made available to DRI's non-utility subsidiaries pursuant to intercompany credit agreements described below. DRI's non-utility subsidiaries repay these financings through cash flows and proceeds of permanent financings. DRI commercial paper is supported by bank lines of credit maintained by DRI. At December 31, 1998, the aggregate outstanding maximum face amount of DRI commercial paper was $3,100,000.

     (ii) DRI has entered into an Amended and Restated Credit Agreement dated as of April 3, 1996 as amended by the First Amendment thereto dated as of April 2, 1997 (the "DRI Credit Agreement") among DRI, the lenders identified therein, and NationsBank, N.A., as agent for said lenders, pursuant to which the lenders have, subject to the terms and conditions set forth in the Credit Agreement, agreed to make loans to DRI in an aggregate principal amount not to exceed $300 million at any one time outstanding. Proceeds of loans may be used for general corporate purposes and to support commercial paper. The commitment of the lenders under the DRI Credit Agreement will expire on April 3, 2002 if not theretofore canceled or terminated in accordance with the terms thereof.

     (iii)DRI has entered into a Second Amended and Restated  Short-Term  Credit
          Agreement dated as of March 31, 1999 (the "DRI Short-Term Credit Agreement") among DRI, the lenders identified therein, and NationsBank, N.A., as administrative agent for said lenders, pursuant to which the lenders have, subject to the terms and conditions set forth in the DRI Short-Term Credit Agreement, agreed to make loans to DRI in an aggregate principal amount not to exceed $300 million at any one time outstanding. Proceeds of loans may be used for general corporate purposes and to support commercial paper. The commitment of the lenders under the DRI Short-Term Credit Agreement will expire 364 days after the date thereof if not theretofore canceled or terminated in accordance with the terms thereof.

     (iv) DRI also has in place an Indenture dated as of December 1, 1997 (the "DRI Indenture") between DRI and The Chase Manhattan Bank pursuant to which DRI may, subject to the terms and conditions set forth in the DRI Indenture, issue an unlimited amount of Junior Subordinated Debentures in one or more series. As of the date of this Application-Declaration, DRI has entered into a First Supplemental Indenture dated December 1, 1997 with The Chase Manhattan Bank pursuant to which DRI has issued $257,700,000 aggregate principal amount of 7.83% Junior Subordinated Debentures to Dominion Resources Capital Trust I which has in turn issued $250,000,000 aggregate principal amount of Capital Securities to investors in an offering under Rule

          144a under the Securities Act of 1933. Proceeds of the issuance of the Capital Securities by Dominion Resources Capital Trust I are used solely to acquire Junior Subordinated Debentures. Payments on account of the Junior Subordinated Debentures are used by Dominion Resources Capital Trust I to make payments on account of the Capital Securities. Proceeds of the issuance of the Junior Subordinated Debentures are used by DRI for general corporate purposes including debt repayment. Amounts in respect of the Capital Securities are guaranteed by DRI pursuant to the Capital Securities Guarantee Agreement dated as of December 8, 1997 between DRI and The Chase Manhattan Bank, as guarantee trustee, and the New Capital Securities Guarantee Agreement dated as of June 18, 1998 between DRI and The Chase Manhattan Bank, as Trustee.

     (v) DRI has also entered into a five year End Loaded Lease Financing (the "ELLF"). The ELLF is structured as an off-balance sheet financing with a single purpose grantor trust, the lessor, formed to purchase, improve and own certain assets which are then leased to DRI. The lease structure is designed to permit DRI to finance the assets on an off-balance sheet basis while allowing DRI to maintain control of the property and retain the benefits of ownership for tax purposes. The assets which are financed under the ELLF include an office building and two aircraft. Payments made by DRI under this leasing arrangement are intended to cover the periodic interest and principal payments required to be made by the lessor which has financed its acquisition of the lease assets. The estimated aggregate amount of lease payments that DRI is required to make under the lease are $12,500,000.

     (vi) DRI also has issued a Note in the face amount of $28,400,000 due 2008 which bears interest at a rate of 9.25% per annum with respect to the financing of the office building occupied by Virginia Power. As of December 31, 1998, the principal balance outstanding of the Note was $18,600,000.

     (vii)DRI has also entered into a Guarantee Agreement dated as of October 30, 1998 in favor of Bayerische Landesbank Girozentrale in connection with the Pounds Sterling 33,500,000 Committed Multi-Currency Revolving Advances Facility dated as of October 30, 1998 between DR Group Holdings, a company organized under the laws of the United Kingdom, and Bayerische Landesbank Girozentrale.

     As discussed above, DRI will be incurring additional indebtedness, anticipated to be in the form of an expanded commercial paper program and other short-term credit facilities, to finance the cash component of the consideration to be paid to DRI shareholders in connection with the First Merger and to CNG shareholders in connection with the Second Merger. In addition, it is possible that, prior to the Merger, DRI will seek to increase the commitments of the lenders, and borrow, under the DRI Credit Agreement and the DRI Short- Term Credit Agreement and/or enter into additional credit facilities renewing, extending and/or replacing the DRI Credit Agreement and the DRI Short-Term Credit Agreement. It is also possible that, prior to the Merger, DRI will seek to issue additional Junior Subordinated Debentures to Dominion Resources Capital Trust I (or to another trust vehicle under a similar financing arrangement) and that in connection with such issuance Dominion Resources Capital Trust I (or such other trust vehicle) will issue additional Capital Securities to investors.

     DRI hereby requests Commission authorization to maintain in effect the above described financing arrangements, any additional financing arrangements entered into by DRI prior to the completion of the Merger and any amendments, renewals, extensions or replacements thereof entered into prior to completion of the Merger. DRI further requests Commission authorization, during the period from and after the Merger through the Authorization Date, to amend, renew, extend and/or replace any financing arrangement entered into by DRI prior to completion of the Merger and which remains in effect on the date the Merger is completed; provided that no such amendments, renewal, extension and/or replacement which is effected following completion of the Merger shall provide for an increase in the aggregate amount of indebtedness to be incurred (taking into account all outstanding DRI financing arrangements) or for a cost of money to exceed 500 basis points over LIBOR or for a final maturity date of more than 50 years unless the Commission shall otherwise approve or such amendment, renewal, extension and/or replacement shall not require Commission approval under the 1935 Act and the rules and regulations promulgated thereunder. DRI further requests authorization to enter into additional financing arrangements similar to those described above in paragraphs (i) through (vii) above for the period from and after the Merger through the Authorization Date; provided that the additional aggregate principal amount of debt obligations incurred by DRI pursuant to this separate request for authorization shall not exceed $250,000,000, the cost of money relative to such financing shall not exceed 500 basis points over LIBOR and the final maturity of securities issued shall not exceed 50 years.

     Within 90 days following completion of the Merger, DRI will, pursuant to Rule 24, notify the Commission of all financing arrangements entered into by DRI prior to the Merger and which will remain in effect upon the closing of the Merger. Thereafter, DRI will, pursuant to Rule 24, notify the Commission of all DRI financings occurring within any fiscal quarter of DRI within 60 days following the end of such fiscal quarter.

     In addition to the foregoing financing facilities, DRI also supports the operations of its non-utility subsidiaries through capital contributions, guarantees and other support arrangements. These other support arrangements include covenants of DRI to maintain a specific level of ownership of the companies involved and to maintain a minimum net worth for such subsidiaries. DRI's non-utility businesses are principally conducted through Dominion Energy, Inc., a Virginia corporation and a wholly owned subsidiary of DRI ("DEI" and, together with its subsidiaries, the "DEI Companies"), and Dominion Capital, Inc., a Virginia corporation and a wholly owned subsidiary of DRI ("DCI" and, together with its subsidiaries, the "DCI Companies"). As discussed in further detail in this Item 1, Section C below, the DEI Companies are principally involved in energy-related businesses and the DCI Companies are principally involved in financial services businesses. An organizational chart of DRI and its subsidiaries is annexed hereto as Exhibit E-3.

               a.   DRI Investment in and Support of the DEI Companies.

     As of December 31, 1998, DEI had paid in capital from equity investments made by DRI of $456,400,000. As of the date of this Application-Declaration, except as described below, DRI has not entered into any capital contribution agreement or similar arrangement which expressly requires DRI to make any additional cash capital contributions to DEI or any of the other DEI Companies.

     As of the date of this Application-Declaration, DRI has entered into an Intercompany Credit Agreement dated as of August 31, 1987 between DRI and DEI pursuant to which DEI may, subject to the terms and conditions of the Intercompany Credit Agreement, borrow up to $350,000,000 aggregate principal amount at any one time outstanding from DRI. Proceeds of borrowings may be used by DEI for general corporate and working capital purposes.

     As of the date of this Application-Declaration, DRI has guaranteed $122,312,000 aggregate principal amount of payment obligations of the DEI Companies pursuant to the following agreements:

     (i) Liquidity Support Agreement dated as of February 27, 1998 made by DRI in favor of Commonwealth Edison Company in support of the obligations of Kincaid Generation, L.L.C. under its Power Purchase Agreement with Commonwealth Edison Company. DEI holds both a direct (1%) and an indirect (99%) equity interest in Kincaid Generation, L.L.C. The Liquidity Support Agreement requires DRI to make up to $22,000,000 of capital contributions to DEI if required in order to enable DEI to fulfill its obligations relating to the Power Purchase Agreement.

     (ii) Backstop Cash Management Agreement dated as of April 28, 1998 between DRI, Kincaid Generation, L.L.C. and LaSalle National Bank, as collateral trustee, pursuant to which DRI is required to guarantee the repayment of certain amounts into collateral accounts maintained by the collateral agent if Kincaid Generation, L.L.C. takes advances from such accounts, the repayment of which advances is guaranteed, in the first instance, by DEI.

     (iii)Backstop Equity Subscription Agreement dated as of April 28, 1998 between DRI, Kincaid Generation, L.L.C. and LaSalle National Bank, as collateral trustee, pursuant to which DRI is required to make up to $100,312,000 of capital contributions to Kincaid Generation, L.L.C. in connection with financing arrangements entered into by Kincaid Generation, L.L.C. and guaranteed, in the first instance, by DEI.

     DEI has entered into an arrangement with Bank of America Leasing and Capital Group, an affiliate of NationsBank, with respect to a $825,000,000 lease financing for the construction and lease of ten to fourteen new gas fired turbines and associated equipment to be installed at a number of new power generation facilities currently under development by DEI. The terms of this arrangement require DRI to guarantee the obligations of the lessee under the lease financing documents. It is anticipated that the above generation facilities will be "eligible facilities" within the meaning of Section 32(a)(2) of the Act and the owners will qualify as EWGs.

     DRI hereby requests authorization to maintain in place the foregoing guarantee and other credit support arrangements following completion of the Merger and any other guarantees and other credit support arrangements entered into by DRI prior to completion of the Merger and which remain in effect on the date the Merger is completed. DRI further requests authorization for the period from and after the Merger through the Authorization Date to provide additional guarantees or other credit support for the DEI Companies; provided that the aggregate additional cash amount guaranteed by DRI pursuant to this authorization does not exceed $1,500,000,000. Securities issuances, including guarantees and other credit support, made by DEI and the other DEI Companies will be effected in compliance with all applicable laws and regulations, including, if applicable, the 1935 Act and Rule 52.

     As of the date of this Application-Declaration, DRI has entered into additional support agreements on behalf of the DEI Companies under which DRI has no current payment obligation or quantifiable monetary exposure. These agreements are all in the nature of contractual undertakings on the part of DRI to maintain ownership levels in the specified DEI Companies and to cause the specified DEI Companies to maintain a minimum net worth (or similar undertakings). The descriptions of these agreements are included herein for informational purposes only as any equity investments made by DRI in the DEI Companies pursuant to these agreements would be expressly permitted without Commission authorization under Rule 45(b)(4). Such agreements in effect as of the date of this Application-Declaration are the following:

     (i) Support Agreement dated as of October 21, 1987 made in connection with the $143,900,000 Loan Agreement between Rumford Cogeneration Company and Bank of America National Trust and Savings Association. DEI is a limited partner of Rumford Cogeneration Company. The Support Agreement requires DRI to maintain direct or indirect ownership of at least 50% or more of the voting shares of DEI.

     (ii) Support Agreement dated as of July 19, 1993 made in connection with the Loan Agreement and the Investment Agreement, each between Belize Electric Company Ltd. and Commonwealth Development Corporation and International Finance Corporation. DEI holds an indirect equity interest in Belize Electric Company Ltd. The Support Agreement requires DRI to maintain ownership of at least a majority of the voting stock of DEI, to maintain the net worth of DEI at not less than

          $10,000,000 and to cause DEI to, directly or indirectly, to maintain 100% ownership of Dominion Energy Central America, which holds 95% of the voting stock of Belize Electric Company Limited.

     (iii)Support Agreement dated as of February 8, 1996 made by DRI in favor of DEI in connection with the $400,000,000 Multi-Currency Credit Agreement between DEI, the lenders party thereto and ABN AMRO North America, Inc. as agent. The Support Agreement requires DRI to maintain 100% ownership of DEI voting stock, to maintain a net worth of $10,000,000 for DEI and to cause DEI to maintain $500,000 of specified eligible investments.

     (iv) Support Agreement dated as of April 9, 1998 made by DRI in favor of DEI in connection with the Extending Revolving Term Loan Agreement between Dominion Energy Canada, Ltd., the lenders party thereto and The Bank of Nova Scotia, as agent. DEI owns 100% of Dominion Energy Canada, Ltd. The Support Agreement requires DRI to maintain 100% ownership of DEI voting stock, to maintain a net worth of $10,000,000 for DEI and to cause DEI to maintain $500,000 of specified eligible investments.

     It is possible that, prior to completion of the Merger, DRI will make additional equity investments in and/or provide additional guarantees or other credit support for or on behalf of the DEI Companies. Prior to completion of the Merger, none of such additional equity investments and/or additional guarantees or other credit support will require Commission approval under the 1935 Act. Following completion of the Merger, DRI may make additional equity investments in the DEI Companies without prior Commission authorization under Rule 45(b)(4) and will provide guarantees and other credit support to the DEI Companies in compliance with all applicable provisions of the 1935 Act and rules, regulations and orders under the 1935 Act which are or may be applicable to DRI.

     Within 90 days following completion of the Merger, DRI will, pursuant to Rule 24, notify the Commission of all equity investments in, and guarantees or other credit support for or on behalf of, the DEI Companies made or provided prior to the Merger and which will remain in effect upon closing of the Merger. Thereafter, DRI will, pursuant to Rule 24, notify the Commission of all further equity investments in, and guarantees or other credit support for or on behalf of, the DEI Companies made or provided during any fiscal quarter of DRI within 60 days following the end of such fiscal quarter.

               b.   DRI Investment in and Support of the DCI Companies.

     As of December 31, 1998, DCI had paid in capital from equity investments made by DRI of $593,500,000. As of the date of this Application-Declaration, except as described below, DRI has not entered into any capital contribution agreement or similar arrangement which expressly requires DRI to make additional cash capital contributions to DCI or any of the other DCI Companies.

     As of the date of this Application-Declaration, DRI has entered into an Intercompany Credit Agreement dated as of December 20, 1985 between DRI and DCI pursuant to which DCI may, subject to the terms and conditions of the Intercompany Credit Agreement, borrow up to $250,000,000 aggregate principal amount at any one time outstanding from DRI. Proceeds of borrowings by DCI may be used for general corporate and working capital purposes.

     As  of  the  date  of  this  Application-Declaration,  DRI  has  guaranteed
$47,500,000 aggregate principal amount of payment obligations of the DCI Companies and has provided liquidity support pursuant to the following agreements:

     (i) Guaranty Agreement dated as of May 13, 1996 by DRI in favor of DYNEX Capital, Inc. (formerly Resource Mortgage Capital, Inc.). The Guaranty was given in connection with a $47,500,000 promissory note made by Dominion Mortgage Services, Inc., an indirect wholly owned subsidiary of DRI.

     (ii) Support Agreement dated as of February 5, 1999 made by DRI in favor of DCI in connection with the implementation of a $400,000,000 commercial paper financing program by DCI. The Support Agreement requires DRI to maintain 100% ownership of DCI voting stock, to maintain a net worth of $100,000,000 for DCI and to provide liquidity support for DCI.

     DRI hereby requests authorization to maintain in place the foregoing guarantee and other credit support arrangements following completion of the Merger and any other guarantees and other credit support arrangements entered into by DRI prior to completion of the Merger and which remain in effect on the date the Merger is completed. DRI further requests authorization for the period from and after the Merger through the Authorization Date to provide additional guarantees or other credit support for the DCI Companies; provided that the aggregate additional cash amount guaranteed by DRI pursuant to this authorization does not exceed $1,600,000,000. Securities issuances, including guarantees and other credit support, made by DCI and the other DCI Companies will be effected in compliance with all applicable laws and regulations including, if applicable, the 1935 Act and Rule 52.

     As of the date of this Application-Declaration, DRI has entered into the additional support agreements on behalf of the DCI Companies under which DRI has no current payment obligation or quantifiable monetary exposure. These agreements are all in the nature of contractual undertakings on the part of DRI to maintain ownership levels in the specified DCI Companies and to cause the specified DCI Companies to maintain a minimum net worth (or similar undertakings). The descriptions of these agreements are included herein for informational purposes only as any equity investments made by DRI in the DCI Companies pursuant to these agreements would be expressly permitted without Commission authorization under Rule 45(b)(4). Such agreements in effect as of the date of this Application-Declaration are the following:

     (i) Support Agreement dated as of May 20, 1997, as amended from time to time made by DRI in favor of DCI in connection with the Letter of Credit Reimbursement Agreement between DCI and The Bank of Nova Scotia. The Support Agreement requires DRI to maintain 100% ownership of DCI and to maintain a net worth for DCI of $50,000,000.

     (ii) Support Agreement dated as of November 7, 1997, as amended, made by DRI in favor of DCI in connection with the Credit Agreement between DCI, the lenders party thereto and ABN AMRO Bank N.V., as agent. The Support Agreement requires DRI to maintain 100% ownership of DCI voting stock and to maintain a net worth of $100,000,000 for DCI.

     (iii)Support Agreement dated as of May 12, 1999, as amended, made by DRI in favor of DCI in connection with the Letter of Credit Reimbursement Agreement between DCI and Citibank, N.A. The Support Agreement requires DRI to maintain 100% ownership of DCI and to maintain a net worth of $50,000,000 for DCI.

     (iv) Support Agreement dated as of November 3, 1998, as amended, made by DRI in favor of DCI in connection with the Credit Agreement between DCI, the lenders party thereto and The Chase Manhattan Bank, as agent. The Support Agreement requires DRI to maintain 100% ownership of DCI voting stock and to maintain a net worth of $100,000,000 for DCI.

     It is possible that, prior to completion of the Merger, DRI will make additional equity investments in and/or provide additional guarantees or other credit support for or on behalf of the DCI Companies. Prior to completion of the Merger, none of such additional equity investments and/or additional guarantees or other credit support will require Commission approval under the 1935 Act. Following completion of the Merger, DRI may make additional equity investments in the DCI Companies without prior Commission authorization under Rule 45(b)(4) and will provide guarantees and other credit support to the DCI Companies in compliance with all applicable provisions of the 1935 Act and rules, regulations and orders under the 1935 Act which are or may be applicable to DRI.

     Within 90 days following completion of the Merger, DRI will, pursuant to Rule 24, notify the Commission of all equity investments in, and guarantees or other credit support for or on behalf of, the DCI Companies made or provided prior to the Merger and which will remain in effect upon closing of the Merger. Thereafter, DRI will, pursuant to Rule 24, notify the Commission of all further equity investments in, and guarantees or other credit support for or on behalf of, the DCI Companies made or provided during any fiscal quarter of DRI within 60 days following the end of such fiscal quarter.

               c.   Investment in EWGs and FUCOs.

     Each of DRI and CNG also holds investments in various EWGs and FUCOs. DRI's specific EWG investments are described in detail in DRI's Exemption Statement on Form U-3A-2 for the fiscal year ended December 31, 1998 and filed with the Commission in File No. 69-278. Such Exemption Statement on Form U-3A-2 is hereby incorporated by reference herein. CNG's specific EWG and FUCO investments are described below and are also described in more detail in CNG's Annual Report on Form U5S for the fiscal year ended December 31, 1998 and filed with the Commission in File No. 30-203. Such Annual Report on Form U5S is hereby incorporated by reference herein. However, in order to obtain the cash required in connection with the Merger and in order to focus DRI's efforts on achieving its MAIN to Maine strategy, DRI has announced its intention to divest its interests (and the interests it will acquire from CNG) in non-U.S. EWG and FUCO holdings. In that connection, DRI has already entered into an agreement with Duke Energy International, a subsidiary of Duke Energy Corporation, pursuant to which DRI has agreed to sell to Duke all of DRI's interest in its Latin American projects and, in fact, certain of such projects have already been so sold. On a pro forma consolidated basis at December 31, 1998, DRI and CNG together have invested $918,700,000 in EWGs and FUCOs which represents 32% of pro forma consolidated retained earnings at December 31, 1998. These historical pro forma figures do not reflect the sale of DRI's Latin American projects (and the sale of the non-U.S. projects to be acquired from CNG) nor do they reflect certain accounting adjustments that will be required to be made under GAAP after giving effect to the Merger. After giving effect to (i) the accounting treatment for the Merger which will result in a consolidating accounting adjustment that will eliminate CNG's retained earnings and (2) the sale of DRI's Latin American assets (and the sale of the non-U.S. projects to be acquired from CNG), DRI's investment in EWGs and FUCOs will total approximately $68,000,000, which represents 5% of the pro forma combined consolidated retained earnings at September 30, 1999. DRI and CNG have submitted a separate
Application-Declaration requesting authorization to invest up to 100% of consolidated retained earnings of DRI (as the registered holding company parent of the combined DRI-CNG system) in EWGs and FUCOs (File No. 70-9555).

               d. Summary of Outstanding Securities and Additional Requested Authority for DRI and its Subsidiaries other than Virginia Power and its Subsidiaries.

     In summary, by this Application-Declaration DRI advises the Commission that DRI will issue approximately $4.5 billion of commercial paper and/or short-term securities to finance the cash consideration to be paid to DRI and CNG shareholders in connection with the Merger. As these securities will be issued prior to the Merger, no authorization of the Commission under the Act is required for their issuance. DRI does, however, seek Commission authorization to refinance these short-term securities with the cash proceeds of asset sales and the issuance of additional securities. As discussed infra in Item 3.A, the issuance of securities for the purpose of effecting a merger is expressly permitted by Section 7(c)(2)(A) of the 1935 Act. DRI represents that (i) any debt securities issued in connection with such refinancing shall not have a maturity of greater than 50 years and shall not have a rate of interest in excess of 500 basis points over the comparable term LIBOR and (ii) to the extent that registration under the Securities Act of 1933 is required, such securities shall be issued under a new universal shelf registration or another DRI registration statement under the Securities Act of 1933. DRI further represents that it will maintain at least 30% common equity in its capital structure.

     In addition, DRI seeks the following financing authority through the Authorization Date for DRI and its subsidiaries other than Virginia Power and its subsidiaries.

     (i) in connection with the financing needs of DRI's ongoing business and operations and to fund additional acquisitions of assets and businesses in support of DRI's MAIN to Maine strategy, authority for DRI to issue equity, preferred and/or debt securities under DRI's existing universal shelf registration and/or any amendment, renewal, extension or replacement thereof so long as the aggregate principal amount of proceeds of securities issuances that may thereby be maintained does not exceed $1.5 billion, provided that in any event, the cost of money in respect of such securities shall not exceed 500 basis points over LIBOR and the maturity of any such debt securities shall not exceed 50 years from date of issuance. While the proceeds of such securities issuances may be used for the purpose of investing in EWGs and FUCOs, the Applicants are not requesting authority in this Application to make such investments beyond the safe harbor limits set forth in Rule 53 promulgated under the Act;

     (ii) to maintain in effect the specific  credit  facilities  identified  in
          Item I.B.1, and any amendments, renewals, extensions or replacements thereof for a cost of money not to exceed 500 basis points over LIBOR and, in the case of debt securities, a maturity not to exceed 50 years;

     (iii)for general corporate purposes, authority for DRI to issue up to $250 million principal amount of debt securities having a maturity of not more than 50 years and a cost of money not to exceed 500 basis points over LIBOR;

     (iv) in connection with the financing needs of the DEI Companies and in order to provide the appropriate level of credit support for the DEI Companies in connection with ongoing growth and expansion, to maintain in effect the existing credit facilities with and guarantees and other credit support of the DEI Companies identified in Item I.B.2 and to provide additional guarantees and other credit support for the DEI Companies in an aggregate amount not to exceed $1.5 billion; and

     (v) in connection with the financing needs of the DCI Companies and in order to provide the appropriate level of credit support for the DCI Companies in connection with ongoing growth and expansion, to maintain in effect the existing credit facilities with and guarantees and other credit support of the DCI Companies identified in Item I.B.3 and to provide additional guarantees and other credit support for the DCI Companies in an aggregate amount not to exceed $1.6 billion. The amount of financing authorization requested for the DCI Companies is designed to provide the DCI Companies with adequate financial resources to meet DCI's business plans for growth and expansion and in order to ensure that DRI manages its investment in DCI to maximize the value ultimately received by DRI from the sale of DCI as contemplated following consummation of the Merger.

          2.   Virginia Power and its Subsidiaries.

     As noted above, DRI's sole public utility subsidiary, Virginia Power, finances its operations and the operations of its subsidiaries on a stand-alone basis and independent of any credit support from DRI, except that one of Virginia Power's subsidiaries, Virginia Power Energy Marketing, Inc., receives credit support from DRI in the form of a $200 million guarantee in connection with gas hedging/purchasing. All financings undertaken by Virginia Power, all investments made by Virginia Power and all support arrangements undertaken by Virginia Power in support of its subsidiaries are subject to the jurisdiction of the VSCC which has regulatory jurisdiction over Virginia Power.

     Financing transactions undertaken by Virginia Power generally require specific approval of the VSCC. There is, however, a limited exception for short-term financing transactions which do not require specific VSCC approval. Under Virginia Code Sections 56- 65 and 56-65.1, without prior VSCC approval, Virginia regulated utilities may incur debt of less than 12 months maturity provided that the aggregate amount of debt so incurred does not exceed 12% of the total capitalization of the utility. Pursuant to this authority, Virginia Power has, as of the date of this Application-Declaration, entered into two 364-day credit facilities in support of its commercial paper program, one in the amount of $20,000,000 and the other in the amount of $19,500,000. DRI hereby requests authorization of the Commission to continue to provide credit support to Virginia Power Energy Marketing, Inc. in an amount not to exceed $300,000,000 and also for Virginia Power to continue in effect the above-specified credit facilities after completion of the Merger and to amend, renew, extend and/or replace such credit facilities and/or enter into new credit facilities of similar duration in accordance with Virginia law, provided that in any event the aggregate amount of indebtedness incurred under such facilities shall not exceed the lesser of $75,000,000 and 12% of Virginia Power's total capitalization and the interest rate under any of such facilities shall not exceed 500 basis points over LIBOR.

     Any future financings undertaken by Virginia Power will be undertaken in compliance with all applicable laws, rules and regulations including, after completion of the Merger, the 1935 Act and Rule 52. Exhibit E-8 hereto, contains the information which would have been required by Rule 52(c) and form U-6B-2 to be filed with the Commission with respect to all financing arrangements entered into by Virginia Power and its subsidiaries as of the date of this Application-Declaration if such financing arrangements had been effected in compliance with Rule 52. Within 90 days following completion of the Merger, DRI will, pursuant to Rule 24, notify the Commission of all financing arrangements entered into by Virginia Power and its subsidiaries prior to the Merger and which will remain in effect upon closing of the Merger. Thereafter, DRI will, pursuant to Rule 24, notify the Commission of all further financing arrangements undertaken by Virginia Power and its subsidiaries in compliance with Rule 52 during any fiscal quarter of DRI within 60 days following the end of such fiscal quarter.

          3.   CNG and its Subsidiaries.

     By Commission order dated March 28, 1996, Holding Co. Act Release No. 35-26500 (the "Omnibus Order"), CNG was authorized to engage in various financing and related transactions through March 31, 2001. The Omnibus Order allows CNG financing if CNG meets the following conditions: (i) CNG's long-term debt must be rated investment grade by at least one nationally recognized statistical rating organization; (ii) CNG's common equity, as reflected in its most recent Form l0-K or Form l0-Q and as adjusted to reflect subsequent events that affect capitalization, will be at least 30% of consolidated capitalization;
(iii) the effective cost of money for debt may not exceed 300 basis points over the interest rate on United States Treasury securities of a comparable term;
(iv) the effective cost of money for preferred stock and other fixed securities may not exceed 500 basis points over the interest rate on 30-year United States Treasury securities; (v) the maturity of debt may not be more than 50 years;
(vi) issuance expenses in connection with an offering of securities, including any underwriting fees, commissions or other similar compensation, may not exceed 5% of the total amount of securities being issued; (vii) proceeds of the proposed financing may not be used to invest in an EWG or a FUCO; (viii) at the time of each financing transaction, CNG must be in compliance with the requirements of Rules 53 and 54 under the Act; and (ix) proceeds of the proposed financing by subsidiaries of CNG must be used only in connection with their respective existing businesses.

     Under the Omnibus Order CNG may issue and sell common stock, preferred stock, short-term debt, long-term debt and other securities from time to time through March 3l, 2001, provided that the aggregate amount of short-term and revolving debt outstanding at any one time and the aggregate amount of common stock, preferred stock, long-term debt and other securities issued during the period shall not exceed $7 billion. All sales and issuances of common stock, short-term debt and long-term debt by CNG subsequent to March 28, 1996 have occurred pursuant to the Omnibus Order.

     CNG issues and sells commercial paper under the Omnibus Order to dealers at the discount rate prevailing at the date of issuance for comparable commercial paper. The dealers reoffer such commercial paper at a discount to investors. The amount of commercial paper outstanding at any one time varies according to the seasonal working capital needs of CNG. There was $558,900,000 principal amount of CNG commercial paper outstanding on December 31, 1998.

     Currently outstanding under the Omnibus Order is a Credit Agreement dated as of June 27, 1997 ("CNG Credit Agreement"), among CNG and several banks with The Chase Manhattan Bank, as agent. The CNG Credit Agreement provides a line of credit of up to $775 million as back-up for commercial paper. The CNG Credit Agreement had a termination date of June 26, 1998, but was first extended by amendment to terminate June 25, 1999 and subsequently amended to increase the line of credit to $1,000,000,000 with a termination date of June 22, 2000. No loans are currently outstanding under the Credit Agreement.

     As of December 31, 1998, CNG had an aggregate of $1,392,875,000 principal amount of senior debentures outstanding (excluding current maturities). Of this amount, $950,000,000 principal amount were issued under an Indenture, dated as of April 1, 1995, between CNG and United States Trust Company of New York, as trustee. The remaining $442,875,000 principal amount was issued pursuant to an Indenture, dated as of May 1, 1971, between CNG and The Chase Manhattan Bank, as successor trustee. Until the effective date of the Omnibus Order each sale and issuance of a series of debentures by CNG was required to be individually authorized by Commission order under the Act. Subsequent to March 28, 1996, sales and issuances of debenture series have been pursuant to the Omnibus Order authorization, with the Commission being notified of each such sale and issuance through the filing of quarterly Rule 24 certificates. In September 1999, CNG issued an additional $400,000,000 principal amount of senior notes under the April 1, 1995 indenture.

     CNG had a universal shelf registration effective under the Securities Act of 1933, Registration Statement No. 333-25347, pursuant to which it made public offerings of stock or debt in the aggregate amount of approximately $1,062,000,000 through September 1999. It is expected that CNG will soon file a new debt shelf registration in the amount of $1,000,000,000.

     CNG from time to time under the Omnibus Order has issued and sold common stock, frequently to satisfy the requirements of stock related obligations of employee benefit plans and the CNG Dividend Reinvestment Plan. Such issuances are reported to the Commission on quarterly Rule 24 certificates.

     CNG's financing of its subsidiaries through the purchase of debt or common stock of such subsidiaries is done primarily pursuant to Rule 52 under the 1935 Act. Certificates of Notification on Form U-6B-2 with respect to these transactions are filed as exhibits to CNG's quarterly Rule 24 certificates. However, short-term debt sales by CNG's Ohio and Pennsylvania utility company subsidiaries to CNG do not require prior state commission approval and thus do not qualify for the use of Rule 52; such sales are made pursuant to the Omnibus Order.

     CNG is authorized under the Omnibus Order to enter into guarantee arrangements, obtain letters of credit and otherwise provide credit support with respect to the obligations of subsidiaries which were parties to the proceeding. The aggregate amount of all such arrangements cannot exceed $2 billion. As of June 30, 1999, there is approximately $209.8 million in such guarantees was outstanding. Certain subsidiaries of CNG have authority under the Omnibus Order to enter into such arrangements with respect to the obligations of their respective subsidiaries.

     The Omnibus Order also contains provisions concerning types of securities other than customary short-term debt, long-term debt and stock; interest rate and equity swaps; acquisition of affiliate securities; charter amendments and financing entities.

     There are several individual outstanding authorizations granted to CNG system companies under the Act outside of the Omnibus Order. These are as follows.

          CNG Money Pool. By orders dated June 12 and July 16, 1986 (Holding Co. Act Release No. 35-24128 and Holding Co. Act Release No. 35-24150 (g), respectively, as amended by orders dated May 27, 1987 (Holding Co. Act Release No. 35-24399), February 14, 1990 (Holding Co. Act Release No. 35-25040), May 13, 1991 (Holding Co. Act Release No. 35-25311), April
          8, 1994 (Holding Co. Act Release No. 35- 26021), and July 18, 1997 (Holding Co. Act Release No. 35-26742), the Commission authorized the establishment and operation of the Consolidated System Money Pool.

          Iroquois Pipeline. By orders dated January 9, 1991, February 28, 1991, May 7, 1991, July 6, 1993 and September 12, 1996 (Holding Co. Act Release Nos. 35-25239, 35- 25263, 35-25308, 35-25845 and 35-26571,
          respectively) the Commission authorized CNG Transmission Corporation ("CNGT") to provide financing to its wholly owned subsidiary, CNG Iroquois, Inc. ("CNGI"), for use relating to CNGI's 16% general partnership interest in Iroquois Gas Transmission System L. P.("Iroquois"). The interstate pipeline owned by Iroquois was completed in 1992. The financing of CNGT's interest in Iroquois was accomplished through the purchase by CNGT of common stock of CNGI. Related authorizations concerning credit support expire on June 30, 2001.

          Hub Market Center. By order dated October 21, 1994, Holding Co. Act Release No. 35-26148, the Commission authorized CNG to provide its subsidiary, CNG Power Company ("CNG Power") with up to $2 million in financing to be used by CNG Power to invest in its special purpose wholly owned subsidiary, CNG Market Center Services, Inc. ("CNGMC"). Such financing can be provided by CNG through the purchase of CNG Power common stock, the making of open account advances or long-term loans to CNG Power, in any combination thereof. CNGMC owns a 50% general partnership interest in CNG/Sabine Center, which operates a market center or "super- hub" at points along the 7,400 mile pipeline system of CNGT. This authorization expires on July 1, 2004.

          Energy Related Services. By orders dated August 28, 1995 and August 27, 1997 (Holding Co. Act Release No. 35-26363 and Holding Co. Act Release No. 35-26757, respectively), the Commission authorized CNG Products and Services, Inc. ("CNGP&S") to engage in the business of providing several categories of energy- related services to customers of CNG's local distribution companies and to others, primarily customers of utilities not affiliated with CNG. CNG was authorized to provide CNGP&S with up to $10 million of financing through the sale of debt and common stock to its immediate parent, or through the obtaining of open account advances from such parent. This authorization expires on December 31, 2000.

          Partnering. By orders dated July 26, 1995 and December 30, 1997 (Holding Co. Act Release No. 35-26341 and Holding Co. Act Release No. 35-26807), the Commission authorized a former wholly-owned subsidiary of CNG, CNG Energy Services Corporation ("Energy Services"), to acquire ownership interests with nonaffiliates in projects that involve gas-related activities. The dollar limit on such investments is $200 million. Pursuant to this authorization, Energy Services formed CNG Main Pass Gas Gathering Corporation and CNG Main Pass Oil Gathering System. In connection with the sale of Energy Services to an unaffiliated third party, ownership in these two companies was transferred to CNG, and the authority to "partner" with nonaffiliates without prior Commission approval was transferred to CNG Producing
          Company. See Commission order dated July 29, 1998, HCAR No. 26900. This partnering authorization expires on December 31, 2002.

          Power Services Guarantees. By order dated August 2, 1996, Holding Co. Act Release No. 35-26551, the Commission authorized CNG to issue parent guarantees of up to an aggregate of $250 million on behalf of its wholly-owned subsidiary, CNG Power Services Corporation ("CNG Power Services"). CNG Power Services is engaged in the purchase and sale of electricity at wholesale. This authorization expires on March 31, 2001.

          Energy Marketing. By order dated January 15, 1997, Holding Co. Act Release No. 35-26652, the Commission authorized Energy Services to invest up to $250 million to expand its business to market electricity and other energy commodities and to engage in fuel management and other incidental related activities. In pursuit of such activities, Energy Services was authorized to acquire interests in other entities, including corporations, partnerships, limited liability companies, and joint ventures. CNG Retail Corporation was formed on January 30, 1997 pursuant to the order to engage in the business of selling natural gas, electricity and other products at retail. Pursuant to Holding Co. Act Release No. 35-26900, dated July 29, 1998, CNG Retail Corporation became a direct subsidiary of CNG and succeeded to the authorizations and reporting obligations under the order subsequent to the sale of Energy Services by CNG to an unaffiliated party. This authorization expires on December 31, 2001.

          CNG International. By order dated May 30, 1996, Holding Co. Act Release No. 35-26523, the Commission authorized CNG to form CNG International Corporation ("CNG International"), to acquire directly or through intermediary companies interests in foreign EWG's and FUCOs as defined in Sections 32 and 33 of the Act, respectively. The order also authorized CNG to provide CNG International up to $300 million credit support with respect to its investments. Jurisdiction was retained over

          CNG's request to invest up to $300 million in certain foreign energy activities including foreign gas pipelines.

          By supplemental order dated October 25, 1996, Holding Co. Act Release No. 35-26595, the Commission released jurisdiction over proposed investments of up to an aggregate of $75 million in two gas pipelines, one in Bolivia and the other in Argentina. No direct investment was made by CNG International under this authorization, and the authorization is regarded as having lapsed.

          By supplemental order dated November 19, 1996, Holding Co. Act Release No. 35-26608, the Commission released jurisdiction over a proposed investment of up to $75 million in three gas pipelines in Australia. Approximately $38.8 million in these projects was consummated in late 1996. As a result of such transaction, CNG International now indirectly holds a 30% ownership interest in Epic Energy Pty Ltd., an Australian company.

          By supplemental order dated February 12, 1998, Holding Co. Act Release No. 35-26824, the Commission released jurisdiction over a proposed investment of up to $165 million by CNG International in the Alinta gas pipeline in Western Australia. In March 1998, CNG International paid approximately $143.2 million to acquire its 33% equity interest in the pipeline, through intermediate companies including Epic Energy Australia Trust.

          By supplemental order dated April 9, 1999, Holding Co. Act Release No. 35-27002, the Commission released jurisdiction over a proposed investment of up to $100 million by CNG International in a gas pipeline being privatized by the state of Victoria, Australia. CNG International was not the winning bidder for the pipeline, and no investment will be made pursuant to this authorization.

          The Commission has retained jurisdiction over the remaining requests of CNG and CNG International to invest in other foreign energy activities.

          CNG and CNG International have pending before the Commission an application to invest up to an additional $750 million to acquire interests, through December 31, 2003, in entities engaged in gas related activities permitted by the Gas Related Activities Act of 1990, and to be able to make such investments in entities engaged in gas transportation and storage activities without any additional case-by-case approval of the Commission. The application also seeks authority for CNG and CNG International to make guarantees and provide other credit support to CNG International, and for both companies to make guarantees and provide such support to subsidiaries of CNG International. The aggregate amount of such support would be $750 million. The Commission gave public notice of the application in Holding Co. Act Release No. 35- 26992, dated March 19,1999.

     It is possible that, prior to the Merger, CNG and its subsidiaries will undertake additional financing transactions pursuant to Rule 52, the Omnibus Order and/or other, including new, express Commission authorization.

     DRI and CNG hereby request Commission authorization to maintain in effect the above described financing arrangements and to extend through the Authorization Date all of the above described authorizations which are stated to expire prior to the Authorization Date, to maintain in effect all additional financing arrangements entered into by CNG or any of its subsidiaries prior to completion of the Merger and any renewals, extensions and/or replacements of any of the foregoing financing arrangements entered into by CNG or any of its subsidiaries prior to completion of the Merger. DRI and CNG further request Commission authorization, during the period from and after the Merger through the Authorization Date, to renew, extend and/or replace any financing arrangement entered into by CNG or any of its subsidiaries prior to completion of the Merger and which remains in effect on the date the Merger is completed; provided that no such renewal, extension and/or replacement which is effected following completion of the Merger shall provide for an increase in the aggregate amount of indebtedness incurred (taking into account all outstanding CNG financing arrangements) or for a final maturity date which occurs after the Authorization Date unless the Commission shall otherwise approve or such renewal, extension and/or replacement shall not require Commission approval under the 1935 Act and the rules and regulations promulgated thereunder. In addition, the following changes in the Omnibus Order authorizations are hereby requested:

          1. That the aggregate amount of financing permitted under the Omnibus Order, as extended, be increased from $7 billion to $10 billion.

          2. That the aggregate amount of guarantees and credit support that may be given by CNG and its subsidiaries be increased from $2 billion to $3 billion.

          3. That CNG be authorized to give guarantees and other credit support for the benefit of any of its direct and indirect subsidiaries as needed to support such subsidiary's normal course of business.

          4. That the restriction (condition (vii)) of not using proceeds of proposed financing to invest in EWGs and FUCOs be deleted and that CNG be permitted to invest in EWGs and FUCOs through non-utility intermediate subsidiaries.

     Financings of CNG subsidiaries beyond the amounts authorized in some of the orders discussed above may be permitted to occur under Rule 52.

     C. Dominion Direct Investment, Incentive Compensation Plans and other Employee Benefit Plans.

     DRI proposes, from time to time during a period of five years from the date of an Order issued by the Commission, to issue and/or acquire in open market transactions or by some other method which complies with applicable law and Commission interpretations then in effect up to 45,500,000 shares of DRI common stock under DRI's direct stock purchase and dividend reinvestment plan, certain incentive compensation plans and certain other employee benefit plans described below.

          1.   Dominion Direct Investment.

     DRI maintains Dominion Direct Investment ("Dominion Direct"), a direct stock purchase plan with a dividend reinvestment feature, and CNG maintains a dividend reinvestment plan. Dominion Direct will remain in effect following consummation of the Merger. The CNG plan will terminate and participants in the CNG plan will be eligible to become participants in Dominion Direct.

     The purpose of Dominion Direct is to provide eligible participants with a convenient and economical way to purchase DRI common stock and to increase ownership in DRI by reinvesting dividends and/or making optional monthly investments. Current shareholders of DRI and new investors residing in the U.S. who would like to become DRI shareholders are eligible to participate. Foreign citizens are eligible to participate as long as their participation would not violate any laws in their home countries.

     At DRI's discretion, shares of DRI common stock purchased under Dominion Direct will be either newly issued or purchased on the open market by an independent agent selected by the Dominion Direct administrator. As of the date of this Application, the independent agent is purchasing shares in the open market for Dominion Direct. Following consummation of the Merger, the decision whether shares are to be purchased directly from DRI or in the open market will be based on DRI's need for common equity and other factors considered relevant by DRI. Any determination by DRI to change the manner in which shares will be purchased for Dominion Direct, and implementation of any such change, will comply with applicable law and Commission interpretations then in effect.

     Net proceeds from the sale of newly issued shares of DRI common stock will be added to the general corporate funds of DRI and will be used to meet its capital requirements and the capital requirements of its subsidiaries. DRI will not receive any proceeds from shares acquired in the open market.

     A full statement of the current provisions of Dominion Direct is included in DRI's Registration Statement on Form S-3 (Exhibit H-1.1 hereto).

          2.   Incentive Compensation Plans.

     DRI currently maintains the DRI Incentive Compensation Plan (the "DRI Incentive Compensation Plan") in which employees of Virginia Power and employees and certain outside directors of DRI participate. CNG currently maintains several stock incentive plans including the 1997 Stock Incentive Plan, the 1995 Employee Stock Incentive Plan, the 1991 Stock Incentive Plan, the Long-Term
Incentive Plan and the Non-Employee Directors' Restricted Stock Plan (collectively, the "CNG Plans"). The DRI Incentive Compensation Plan will remain in effect following consummation of the Merger. Immediately following consummation of the Merger, with respect to the CNG Plans under which the delivery of CNG common stock is required for payment:

          o DRI and CNG will use their respective best efforts to take such action as may be necessary so that all benefits, grants of awards and options are converted to the right to receive cash from DRI equal to the fair value of each such benefit, grant of award or option as determined in good faith by DRI and CNG using recognized valuation methodologies.

          (a) Set forth below is a summary of certain features of the DRI Incentive Compensation Plan, which summary is qualified by reference to such plan (Exhibit H-2 hereto).

     The DRI Incentive Compensation Plan is administered by a committee comprised of DRI outside directors. All employees of DRI and its subsidiaries are eligible to receive incentive awards under the DRI Incentive Compensation Plan if the committee determines that the employee has contributed, or can be expected to contribute, significantly to his or her employer. The committee has the power and complete discretion to select eligible employees and outside directors to receive awards, the type of awards granted and the terms and conditions of such awards. Approximately 11,000 employees and 13 non-employee directors of DRI are currently eligible to receive awards under the plan.

     There are currently 11 million shares available under the DRI Incentive Compensation Plan and the annual limit of awards to any one individual is 1.5 million shares.

     The following types of awards may be granted under the DRI Incentive Compensation Plan: performance grants, restricted stock, goal-based stock, stock options and stock appreciation rights.

     Performance Grants. Performance grants are subject to the achievement of pre- established performance goals comprised of objective and quantifiable performance criteria. The committees set target and maximum amounts payable under each performance grant. The employee receives appropriate payments at the end of the performance period if the performance goals (and other terms and conditions of the award) were met. The actual payments under a performance grant can be cash, DRI common stock, or both. Performance grants are administered to comply with Section 162(m) of the Internal Revenue Code of 1986, as amended, (the "Code").

     The aggregate maximum cash amount payable pursuant to a performance grant to any employee in any year cannot exceed 0.5% of DRI's consolidated operating income, before taxes and interest. The committees must make performance grants prior to the 90th day of the period for which the performance grant relates or the completion of 25% of such period.

     Restricted Stock Awards. Restricted stock awards consist of shares of DRI common stock which are subject to certain terms and conditions. Recipients are not able to sell or transfer restricted stock until the restrictions stated in the award agreement have been met. The restricted stock is forfeited if the applicable terms and conditions are not met.

     Goal-Based Stock Awards. Goal-based stock is DRI common stock subject to performance goals. The stock is not issued to the employee until the committee certifies that the performance goals (and any other terms and conditions) have been met.

     Stock Options and Stock Appreciation Rights. Stock options may be granted to eligible employees subject to terms and conditions established by the committee. The exercise price of an option must be at least 100% of the fair market value of DRI common stock on the date that the option is granted. Options may be either incentive stock options or nonqualified stock options. Stock appreciation rights may be granted on all or any part of an option, and are subject to terms and conditions established by the committee. Stock appreciation rights also may be granted separately. A stock appreciation right entitles the employee to receive an amount equal to the excess of (i) the fair market value on the date of exercise of stock covered by the surrendered stock appreciation right over (ii) the price of the stock on the date the stock appreciation right was granted. The award can be paid in stock or cash, or both.

     When granting incentive awards, the committee can allow the awards to become fully exercisable upon a change of control. Employees cannot sell, transfer or pledge their interest in performance grants and goal-based stock awards. Employees cannot sell, transfer or pledge shares of restricted stock until such stock becomes unrestricted. Options and stock appreciation rights may be transferred by a participant according to the terms and conditions for such awards.

     Following shareholder approval at the 1997 Annual Meeting, the DRI Incentive Compensation Plan became effective as of January 1, 1997. On April 16, 1999, DRI shareholders approved an amendment to the DRI Incentive Compensation Plan increasing authorized shares from 3 million to 11 million and allowing outside directors to participate. The additional shares were registered under the Securities Act of 1933 in May, 1999. The Incentive Plan will terminate at the close of business on December 31, 2006 unless the DRI board of directors terminates the plan prior to that date.

     The DRI board of directors can amend or terminate the plan; however, shareholder approval is required of amendments that would (i) increase the number of shares of DRI common stock that is reserved and available for issuance under the plan;
(ii) materially change or impact which employees are eligible to participate in the plan; or (iii) materially change the benefits that eligible employees may receive under the plan. Notwithstanding the foregoing, the DRI board can amend the plan as necessary and without shareholder approval to ensure that the plan continues to comply with Section 162(m) of the Code and Rule 16b-3.

          3.   Other Employee Benefit Plans.

     Both DRI and CNG have plans, in addition to the plans described above, that provide for the issuance of shares of common stock. DRI maintains the DRI Employee Savings Plan, the Virginia Power Hourly Employee Savings Plan and the Dominion Subsidiary Savings Plan (the "DRI 401(k) Plans"), which will be maintained following consummation of the Merger. CNG maintains the CNG Employee Stock Ownership Plan (the "ESOP") and the Thrift Plan of CNG and its Participating Subsidiaries (the "Thrift Plan"), both of which will, at the election of DRI, either be maintained and modified to provide for the issuance of DRI common stock in lieu of CNG common stock, or terminated, with CNG common stock held under the plans converted into shares of common stock of DRI and participants in the plans becoming participants in the DRI 401(k) Plans. Each of the plans is qualified for purposes of 401(a) of the Code.

     The DRI 401(k) Plans. The DRI 401(k) Plans allows participating employees to elect to defer a portion of their compensation and have such funds invested in designated investment media selected by the participants, including a common stock fund of the sponsoring company.

     The Thrift Plan. The Thrift Plan allows participating employees to elect to have a certain percentage of their compensation withheld and invested in any combination of ten investment options, including investment in shares of CNG common stock. CNG matches a percentage of the contributions made by participants. The percentage matched depends on the length of time the participant has been employed. As of December 31, 1998, there were approximately 8,451,000 shares of CNG common stock held by trusts under the Thrift Plan.

     The ESOP. The ESOP is an employee stock ownership plan established by CNG in 1976. CNG currently makes contributions to the ESOP to the extent it obtains a tax deduction for such contributions. As of December 31, 1998, there were 475,083 shares of CNG common stock held in the ESOP.

Item 2.  Fees, Commissions and Expenses.

     The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with seeking the authorizations herein requested are estimated as follows:



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



Fee, Commission or Expense                           Thousands

Legal Fees and Expenses                                  50

                                                        =====

Total                                                $   50

Item 3.  Applicable Statutory Provisions.

     The following sections of the 1935 Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed transactions for which authorization is sought in this Application-Declaration.

Section of/Rule under      Transactions to which such Section/Rule is or
the 1935 Act                                may be applicable

Sections 6(a), 7, 11(b)(2) Issuance of Securities; Incurrence of Indebtedness;
                           Provision of Guarantees and other Credit Support

Sections 9(a), 10, 32, 33  Investment in Non-Utility Businesses, including
Rules 53 and 54                     EWGs and FUCOs

Sections 6(a), 7           Issuance of Securities in connection with
Rule 42                    Dividend Reinvestment Plans and Stock-Based
                           Employee Benefit Plans

     A. Issuance of Securities; Incurrence of Indebtedness; Provision of Guarantees and other Credit Support.

     DRI's proposed issuance of securities in connection with the Mergers including the proposed issuance of common stock to shareholders of CNG in connection with the Second Merger is expressly permitted by Section 7(c)(2)(A) of the 1935 Act as such securities are to be issued "solely...for the purpose of effecting a merger." DRI's limited credit support for its non-utility subsidiaries is also expressly permitted by the 1935 Act under Section 7(c)(1)(C). The particular question that arises in the current situation relates to the existence and future issuance of debt securities by DRI generally.

     Section 1(b) of the 1935 Act identifies the issuance of securities "upon the basis of fictitious or unsound asset values having no fair relation to the sums invested in or the earning capacity of the properties" as one of the particular evils the 1935 Act was designed to address. The Commission has historically interpreted this provision of the statute, together with the technical criteria set forth in Section 7(d) of the statute, as prohibiting leverage at both the operating company and holding company level on the basis of the same assets or earnings. However, debt incurred by DRI at the holding company level has been incurred in compliance with all applicable laws and regulations and is not the type of leverage identified as a matter of concern under the 1935 Act. Thus, DRI should not be required to terminate its own credit arrangements upon closing of the Merger and should be expressly permitted and authorized to continue its financing activities as it has done in the past.

     DRI submits that its continued maintenance of indebtedness at the DRI level does not constitute the type of leverage that the 1935 Act was intended to restrict because Virginia Power, DRI's sole public utility subsidiary today, and the entire CNG system (which contains numerous companies and each of which will become a subsidiary of DRI after completion of the Merger) each finance on a stand-alone basis without reliance on or recourse to DRI except for the limited guarantee of Virginia Power Energy Marketing, Inc. provided by DRI. Moreover, DRI receives and will receive no financing benefit from either Virginia Power or CNG beyond that of an equity shareowner. As described above in detail, leverage incurred by DRI finances the operations of DRI's non-utility businesses and other operations of DRI, such as maintenance of office buildings, and does not finance the operations of Virginia Power and will not finance the utility operations of CNG's public utility subsidiaries. The Commission has previously authorized registered holding companies to incur indebtedness at the holding company level to finance the operations of their public utility subsidiaries when such subsidiaries were not financing on a stand-alone basis, see infra, the discussion relating to CNG's Omnibus Order, and with respect to other operations conducted at the subsidiary level. See, Cinergy Corp., Holding Co. Act Release No. 35-26909 (Aug. 21, 1998) and General Public Utilities Corporation, Holding Co. Act Release No. 35-26559 (Aug. 23, 1996).

     Finally,  the  financings  undertaken  by DRI  have  been  fully  disclosed pursuant to the Federal securities laws, have been scrutinized by rating agencies and are completely in keeping with financing arrangements of many exempt holding company systems. As the operating utilities of DRI (e.g., Virginia Power and CNG and its subsidiaries, together) will be self-financing, leverage at the DRI level does not adversely impact the public interest or the interest of consumers which are, in the first instance, protected by state level regulatory review of financings. The interest of investors is, as the Commission has itself acknowledged, "been largely addressed by developments in the federal securities laws and the securities markets themselves." Entergy Corporation, 55 SEC Docket 2035, 2045 (1993).

     B.   Complexity of Capital Structure

     Another question that arises in the current situation is whether the proposed issuances of securities at both the DRI and subsidiary levels results in an unduly complicated capital structure as proscribed by Section 11(b)(2) of the 1935 Act. DRI submits that far from being unduly complicated, its capital structure is in fact quite simple and is intentionally designed to facilitate the ability of investors to evaluate the merits of regulated versus diversified businesses and to shield consumers and investors in operating company debt securities and preferred stock from the types of risks identified in Section 1(b) of the 1935 Act described above. Moreover, the types of financings proposed to be undertaken by DRI are expressly permitted by Section 7(c)(2)(A) and
Section 7(c)(1)(C) of the 1935 Act. It can hardly be suggested that the issuance of securities by a registered holding company in compliance with Section 7 of the 1935 Act was intended by Congress to result in a capital structure of undue complexity as proscribed by Section 11(b)(2) of the 1935 Act. Moreover, following completion of the Merger, DRI, as the registered holding company parent of the combined DRI-CNG system, proposes to refinance the short-term indebtedness incurred in connection with the Merger with the proceeds of asset sales and new equity, convertible and long-term debt securities. The refinancing is intended, within a reasonable time frame following completion of the Merger, to put in place a stronger capital structure for the combined DRI-CNG system which provides the combined system with better financing resources and access to the capital markets.

     In addition, as described in detail above, both Virginia Power and the CNG system will be largely financed on a stand-alone basis and DRI has committed that each of Virginia Power and CNG's operating public utility subsidiaries will maintain at least 30% common equity in their respective capital structures. In addition, DRI, as the registered holding company parent of the combined DRI-CNG system, has committed to maintain at least 30% common equity in its consolidated capital structure. These constraints and the constraints imposed by rating agencies and the capital markets generally as well as state regulators will serve as limits on DRI's ability to issue securities on, in the words of Section 1(b) of the 1935 Act, "the basis of fictitious or unsound asset values having no fair relation to the sums invested in or the earning capacity of the properties" or on "the basis of paper profits from intercompany transactions, or in anticipation of excessive revenues from subsidiary public utility companies". In fact, the issuance of securities at the DRI level in support of the Merger shields Virginia Power from paying the cost of the Merger and the issuance of DRI securities in support of diversified operations shields the DRI system's operating public utility subsidiaries, including those of CNG, from lending their credit in support of such diversified operations or bearing the risks of such diversified operations.

Item 4.  Regulatory Approvals.

     Virginia Natural Gas, Inc., a wholly-owned subsidiary of CNG, is a public utility subject to regulation by the Virginia State Corporation Commission
(VSCC). Hope Gas, Inc., a wholly-owned subsidiary of CNG, is a public utility subject to regulation by the West Virginia Public Service Commission. Virginia Power, a wholly-owned subsidiary of DRI, is a public utility subject to regulation by the VSCC and the North Carolina Utilities Commission. The Peoples Natural Gas Company, a wholly-owned subsidiary of CNG, is a public utility subject to regulation by the Pennsylvania Public Utility Commission (PAPUC). The East Ohio Gas Company (East Ohio), a wholly-owned subsidiary of CNG, is a public utility subject to regulation by the Public Utilities Commission of Ohio (PUCO). None of such state commissions nor any other regulatory agency has jurisdiction over the transactions for which authority is sought herein.

Item 5.  Procedure.

     The Commission is respectfully requested to issue and publish, not later than October 15, 1999, the requisite notice under Rule 23, with respect to the filing of this Application-Declaration, such notice to specify a date not later than November 9, 1999 by which comments may be entered and a date not later than November 10, 1999 as the date after which an order of the Commission granting and permitting this Application-Declaration to become effective may be entered by the Commission. The Commission is respectfully requested to issue its order granting the authorizations herein requested no later than the date the Commission issues its order approving the Second Merger and the other matters contained in the Merger Application.

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements.

A-1 Application-Declaration on Form U-1 filed by DRI and CNG seeking authority for the Merger. (File No. 70-09477 and incorporated by reference herein)

A-2 Joint Proxy/Registration Statement on Form S-4 of DRI and CNG. (File No. 333-75669 and incorporated by reference herein)

B-1 DRI Registration Statement on Form S-3. (File No. 333-35501 and incorporated by reference herein)

B-2       DRI Credit Agreement. (Previously filed)

B-3       DRI Short-Term Credit Agreement. (Previously filed)

B-4.1 DRI Indenture. (Filed as Exhibit 4.1 to Form S-4 Registration, File No. 333-50653, April 21, 1998 and incorporated by reference herein)

B-4.2 First Supplemental Indenture. (Filed as Exhibit 4.1 to Form S-4 Registration, File No. 333-50653, April 21, 1998 and incorporated by reference herein)

B-5       ELLF. (Previously filed)

B-6       Promissory Note due 2008. (Previously filed)

B-7 Guarantee Agreement dated as of October 30, 1998 in favor of Bayerische Landesbank Girozentrale. (Previously filed)

C-1 Intercompany Credit Agreement dated as of August 31, 1987 with DEI. (Previously filed)

C-2 Liquidity Support Agreement dated as of February 27, 1998 made by DRI in favor of Commonwealth Edison Company. (Previously filed)

C-3       Backstop Cash Management  Agreement dated as of April 28, 1998 between
          DRI,  Kincaid  Generation,   L.L.C.  and  LaSalle  National  Bank,  as
          collateral trustee. (Previously filed)

C-4 Backstop Equity Subscription Agreement dated as of April 28, 1998 between DRI, Kincaid Generation, L.L.C. and LaSalle National Bank, as collateral trustee. (Previously filed)

C-5 Support Agreement dated as of October 21, 1987 made in connection with the $143,900,000 Loan Agreement between Rumford Cogeneration Company and Bank of America National Trust and Savings Association. (Previously filed)

C-6 Support Agreement dated as of July 19, 1993 made in connection with the Loan Agreement and the Investment Agreement, each between Belize Electric Company Ltd. and Commonwealth Development Corporation and International Finance Corporation. (Previously filed)

C-7 Support Agreement dated as of February 8, 1996 made by DRI in favor of DEI in connection with the $400,000,000 Multi-Currency Credit Agreement between DEI, the lenders party thereto and ABN AMRO North America, Inc. as agent. (Previously filed)

C-8 Support Agreement dated as of April 9, 1998 made by DRI in favor of DEI in connection with the Extending Revolving Term Loan Agreement between Dominion Energy Canada, Ltd., the lenders party thereto and The Bank of Nova Scotia, as agent. (Previously filed)

C-9 Indicative Term Sheet with respect to DEI/Bank of American Leasing and Capital Group financing. (Previously filed)

D-1 Intercompany Credit Agreement dated as of December 20, 1985 with DCI. (Previously filed)

D-2 Guaranty Agreement dated as of May 13, 1996 by DRI in favor of DYNEX Capital, Inc. (formerly Resource Mortgage Capital, Inc.) (Previously filed)

D-3 Support Agreement dated as of February 5, 1999 made by DRI in favor of DCI. (Previously filed)

D-4 Support Agreement dated as of May 20, 1997 made by DRI in favor of DCI. (Previously filed)

D-5 Support Agreement dated as of November 7, 1997, as amended, made by DRI in favor of DCI in connection with the Credit Agreement between DCI, the lenders party thereto and ABN AMRO Bank N.V., as agent. (Previously filed)

D-6 Support Agreement dated as of June 30, 1998, as amended, made by DRI in favor of DCI in connection with the Letter of Credit Reimbursement Agreement between DCI and Citibank, N.A. (Previously filed)

D-7 Support Agreement dated as of November 3, 1998, as amended, made by DRI in favor of DCI. (Previously filed)

E-1       Press  Release  issued  by  DRI  re  Virginia   Power   restructuring.
          (Previously filed)

E-2 DRI Exemption Statement on Form U-3A-2 for the fiscal year ended December 31, 1998. (File No. 69-278 and incorporated by reference herein)

E-3       Organizational Chart of DRI Subsidiaries. (Previously filed)

F-1 CNG Annual Report on Form U5S for the fiscal year ended December 31, 1998. (File No. 30-203 and incorporated by reference herein)

F-2       CNG Credit Agreement. (Previously filed)

F-2A      Amendment to CNG Credit Agreement. (Previously filed)

H-1.2 CNG Registration Statement on Form S-3. (File No. 333-25347 and incorporated by reference herein)

H-1.2 Dominion Direct. (Filed as Registration Statement on Form S-3, File No. 333-46043, effective February 11, 1998 and incorporated by reference herein)

H-2 DRI Incentive Compensation Plan. (Filed as Registration Statement on Form S-8, File No. 333-25587, effective April 22, 1997 and Registration Statement on Form S-8, as amended, effective May 10, 1999 and incorporated by reference herein)

H-3 Virginia Power Hourly Employee Savings Plan. (Filed as Registration Statement on Form S-8, File No. 333-09167, effective July 30, 1996 as amended effective September 22, 1999 and incorporated by reference herein)

H-4 Dominion Subsidiary Savings Plan. (Filed as Registration Statement on Form S-8, File No. 333-62705, effective September 15, 1995 and incorporated by reference herein)

H-5.1     Withdrawn

H-5.2     Withdrawn

H-5.3     Withdrawn

H-6       Withdrawn


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




H-7       Withdrawn

H-8       Withdrawn

H-9       Withdrawn

I         Form of Notice.  (Previously filed)

J-1       Opinion of Counsel.

J-2       Past Tense Opinion of Counsel.  (To be filed by amendment)

Item 7.   Information as to Environmental Effects.

     The Transaction neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 10(2)(C) of the National Environmental Policy Act, 42 U.S.C.
Section 4321, et seq. The only federal actions related to the Transaction pertain to the Commission's approval of this Application- Declaration under the 1935 Act and the Commission's clearance and declaration of the effectiveness of the Joint Proxy and Registration Statement of DRI and CNG on Form S-4 pursuant to the Securities Exchange Act of 1934 and the other approvals and actions described in Item 4 of this Application-Declaration. Consummation of the Transaction will not result in changes in the operations of DRI, CNG or any of their respective subsidiaries that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

     Pursuant to the Public Utility Holding Company Act of 1935, each of the undersigned companies has caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

DOMINION RESOURCES, INC.                     CONSOLIDATED NATURAL GAS COMPANY



By: /s/ James F.  Stutts                     By: /s/ Stephen E. Williams
  Name:  James F. Stutts                     Name:  Stephen E. Williams
  Title:  Vice President and                 Title: Senior Vice President and
            General Counsel                            General Counsel

Date:  December 15, 1999                     Date:  December 15, 1999






                                       36